SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K
                                  ANNUAL REPORT

        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2000



                         AMCORE Financial Security Plan
                            (Full title of the plan)


                             AMCORE FINANCIAL, INC.
          (Name of issuer of the securities held pursuant to the plan)


                        501 Seventh Street, P.O. Box 1537
                          Rockford, Illinois 61110-0037
                     (address of principal executive office)





                          Index of Exhibits on Page 3

                         AMCORE FINANCIAL SECURITY PLAN


Item 1.  Changes in the Plan

Forms S-8 Registration Statement under the Securities Act of 1933 filed with the Securities and Exchange Commission on November 26, 1986, contained detailed information concerning the AMCORE Financial Security Plan (Plan). On November 16, 1994, the Plan was amended to comply with certain provisions of the Unemployment Compensation Act of 1992 and the Revenue Reconciliation Act of 1993. The Plan was also amended to eliminate the minimum hour requirement necessary to share in employer contributions, update the hardship loan provisions, and add the option for participants to invest their contributions in AMCORE Financial, Inc. Common Stock, among other things. On August 23, 1996, the Plan was amended to provide for: (a) the daily valuation of account balances therein, and (b) full and immediate vesting for all participants terminating employment on or after January 2, 1996.

Item 2.  Changes in Investment Policy

There has been no change in the investment policy during 2000.

Item 3.  Contributions under the Plan

Employer contributions made from 1996 through 2000 were $3,234,114, $2,482,430, $1,153,839, $2,951,521 and $2,628,718 respectively.

Item 4.  Participating Employees

There was a total of 1,608 employees participating in the Plan at December 31, 2000.

Item 5.  Administration of the Plan

(a) The Plan is administered by AMCORE Financial, Inc. (Company). The Company's duties as Plan Administrator are overseen by the Plan Administrative Committee (Committee), which reports annually to the Company's Board of Directors.

(b)  Members of the Committee receive no compensation from the Plan.

Item 6.  Custodian of Investments

(a) The amounts deposited by participants and contributed by the Company are invested by AMCORE Investment Group, N.A. (AIG) as Trustee of the Plan and, in that capacity, AIG has custody of the Plan assets. AIG, a non-depository banking institution, is located at 501 Seventh Street, P.O. Box 1537, Rockford, Illinois 61110-0037.

(b)  There was no compensation paid by the Plan to AIG as trustee during 2000.

(c) AIG is named insured under the Company's Financial Institution Bond in the aggregate amount of $20,000,000 which covers, among other things, loss through dishonest or fraudulent acts of employees and loss of property through robbery, theft or forgery. It also maintains a Fiduciary Responsibility Insurance Policy in the amount of $20,000,000, which specifically covers AIG's fiduciary responsibility as Trustee and Custodian of the Plan.

Item 7.  Reports to Participating Employees

Each of the Plan's participants receive a written report of the amount of their deposit account and their respective company's contribution account as of the close of each quarterly valuation period. These reports show the participant's opening balance, their deposits, the Company's contribution on their behalf, changes in value resulting from income, investment gains and losses, transfers, withdrawls, and the balance as of the end of the period with respect to their interest in each of the investment funds.

Item 8.  Investment of Funds

(a) All of the securities and mutual fund units purchased by AIG, as trustee of the Plan, are traded net of commissions. Consequently, total brokerage commissions attributable to the Plan are not determinable.

(b) The Plan's trustee from time to time selects brokers and dealers to execute transactions because of research services provided. Other factors, such as obtaining the best price for a particular transaction and the overall quality and reliability of the brokerage services made available, also affect the selection of brokers and dealers. Since commissions paid by the Plan trustee are individually negotiated in accordance with these several variables, with only an indeterminate portion allocable to Plan securities, the amount of transactions and related commissions attributable to research services on behalf of the Plan are not determinable.

Item 9.  Financial Statements and Exhibits

                                                                      Page
                                                                      ----
INDEPENDENT AUDITOR'S REPORT                                             1

FINANCIAL STATEMENTS

        Statements of Net Assets Available for Benefits                  2
        Statements of Changes in Net Assets Available for Benefits       3
        Notes to Financial Statement                                     4

SCHEDULES

Schedule of Assets Held for Investment Purposes                         10

ACCOUNTANT'S CONSENT

                                    SIGNATURE


Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                   AMCORE  FINANCIAL  SECURITY PLAN


                                   /s/ John R. Hecht
                                   --------------------------------------------
                                   John R. Hecht
                                   Executive Vice President and Chief Financial
                                   Officer for AMCORE Financial, Inc. Plan
                                   Administrator






Date:  June 29, 2001

                         AMCORE FINANCIAL SECURITY PLAN

                        Financial Statements and Schedule

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                         AMCORE FINANCIAL SECURITY PLAN



                                Table of Contents



                                                                        Page

Independent Auditors' Report                                              1

Financial Statements:

    Statements of Net Assets Available for Benefits                       2

    Statements of Changes in Net Assets Available for Benefits            3

Notes to Financial Statements                                             4

Schedule

1   Schedule of Assets Held for Investment Purposes                      10

[KPMG LETTERHEAD]


                          Independent Auditors' Report



    To the Trustees and Participants
    AMCORE Financial Security Plan:


    We have audited the accompanying statements of net assets available for benefits of the AMCORE Financial Security Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but it is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's trustees. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                  /s/ KPMG LLP


    Chicago, Illinois
    June 20, 2001

                         AMCORE FINANCIAL SECURITY PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2000 and 1999


                                                       2000             1999
                                                   ------------     ------------
Assets:
   Investments at fair value (note 3)              $ 92,275,808     $106,431,013
   Cash and cash equivalents                                 --          217,144

   Receivables:
     Employer contributions                                  --           93,033
     Participant contributions                               --           87,107
                                                   ------------     ------------

           Total receivables                                 --          180,140
                                                   ------------     ------------

           Net assets available for benefits       $ 92,275,808     $106,828,297
                                                   ============     ============


See accompanying notes to financial statements.

                         AMCORE FINANCIAL SECURITY PLAN

           Statements of Changes in Net Assets Available for Benefits

                 For the years ended December 31, 2000 and 1999


                                                             2000               1999
                                                         -------------      -------------
Additions:
   Additions to net assets attributed to -
     investment income:
       Net (depreciation) appreciation in fair value
         of investments (Note 3)                         $ (12,346,893)     $   5,765,467
       Interest                                                275,356            288,946
       Dividends                                             6,982,646          8,792,687
                                                         -------------      -------------

                                                            (5,088,891)        14,847,100
                                                         -------------      -------------

   Contributions:
     Employer                                                2,628,718          2,951,521
     Participant:
       Payroll withholding                                   3,003,005          2,660,014
       Rollovers                                               136,778          1,192,456
                                                         -------------      -------------

                                                             5,768,501          6,803,991

   Transfer of assets from merged plans (Note 9)                    --          6,434,922
                                                         -------------      -------------

           Total additions                                     679,610         28,086,013
                                                         -------------      -------------

Deductions -
   Deductions from net assets attributed to:
     Benefits paid to participants                          15,172,417         10,792,006
     Administrative expenses                                    59,682            160,039
                                                         -------------      -------------

           Total deductions                                 15,232,099         10,952,045
                                                         -------------      -------------

           Net (decrease) increase in net assets           (14,552,489)        17,133,968

Net assets available for benefits:
   Beginning of year                                       106,828,297         89,694,329
                                                         -------------      -------------

   End of year                                           $  92,275,808      $ 106,828,297
                                                         =============      =============


See accompanying notes to financial statements.

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


 (1)   Significant Accounting Policies

           Financial Statement Presentation

           Since the AMCORE Financial Security Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA), the Plan prepared its financial statements and schedule in accordance with the financial reporting requirements of ERISA rather than in accordance with Regulation S-X.

           Valuation of Investments

           If available, quoted market prices are used to value investments. The Vintage funds are valued at quoted net asset values. Participants' notes are valued at face value. Investment in AMCORE Stable Asset Fund is valued at net asset value which is determined based on the fair value of the underlying investments.

           Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

           Payment of Benefits

           Benefits are recorded when paid.

           Accounting Estimates

           The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

           New Accounting Pronouncement

           The Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, on January 1, 2001. This Statement outlines accounting and reporting standards for derivative instruments and hedging activities. Management has determined that the impact of SFAS No. 133 on the Plan's financial statements would be immaterial.

 (2)   Plan Description

       The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

           General

           The Plan is a defined contribution plan covering substantially all employees of AMCORE Financial, Inc. (AFI) and participating subsidiaries, who have completed ninety days of service and have reached the age of 18. It is subject to the provisions of ERISA.

                                       4
                                                                     (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

           Contributions

           Participants may contribute up to 10% of their annual wages on a pretax basis in 2000 and 1999. The first 3% of the employee's contribution is matched by the employer, dollar for dollar and the next 2% is matched at 50%. Employer contributions are used to purchase AFI common stock.

           The employer contributes 3% of the participants' annual wages each year to a basic retirement account; these funds are set aside for retirement and, therefore, are not available for participant loans.

           Participant Accounts

           Each participant's account is credited with the participant's contributions and an allocation of the employer's contribution and plan earnings. Allocations are based on participant earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan provides for a maximum contribution to a participant's account in any plan year of the lesser of $30,000 or 25% of the participant's compensation.

           Payment of Benefits

           On termination of service, a participant may select one of several payment options. Withdrawals by a participant are fully taxable, except for the return of after tax contributions, if any.

           Vesting

           Participants are immediately vested in both their contributions and that of the employer.

           Investment Funds

           The assets of the Plan are segregated and maintained in eleven separate fund accounts consisting of the Vintage U.S. Government Obligation Fund, Vintage Limited Term Bond Fund, Vintage Equity Fund, Vintage Balanced Fund, AMCORE Stable Asset Fund, Common Stock Fund, Loan Fund, Vintage Aggressive Growth Stock Fund, Vintage Technology, Vintage Bond, and the Contribution Fund. Participants have the option to invest their account balance and contributions to their respective account in these funds except the Loan Fund, Employer Matching Contribution Stock Fund, and Contribution Fund in increments of 5% of their participating balance. Participants are limited to a maximum contribution of 10% to the Common Stock Fund. Participants also have the option to change the allocation of their individual participant's balance daily.

                                       5
                                                                     (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


           The Plan provides that fund assets be invested as follows:

               Vintage U.S. Government Obligation Fund investments consist of U.S. government obligations, a money market mutual fund that invests in U.S. government obligations, bonds, debentures, commercial paper, bankers' acceptances, bank certificates of deposit, and savings instruments.

               Vintage Limited Term Bond Fund investments consist of a mutual fund that invests in U.S. government obligations, bonds, debentures, commercial paper, bankers' acceptances, mortgages, and savings instruments which mature beyond one year.

               Vintage Equity Fund investments consist of a mutual fund that invests primarily in large capitalization equity securities.

               Vintage Balanced Fund is a mutual fund that invests in a blend of large capitalization equity and debt securities.

               AMCORE Stable Asset Fund is a common trust fund comprised primarily of investments in high quality fixed and variable rate insurance company contracts, as well as short-term investments. The Plan provides that a minimum of 50% of assets of this fund can be liquidated in 30 days and the remainder within 12 months.

               AMCORE Common Stock Fund consists solely of AFI common stock, which is traded in the over-the-counter market under the symbol "AMFI". The employees have voting rights in all shares. Temporarily, assets are held in a money market fund until the AFI stock is purchased.

               Vintage Aggressive Growth Stock Fund consists of a mutual fund that invests in relatively volatile small and mid-capitalization equity securities that are poised for above-average growth over the long term.

               Contribution Fund serves as a temporary account to accumulate contributions to be allocated to the other funds. This fund invests in money market instruments.

               Vintage Technology Fund consists of primarily domestic securities, but also foreign companies in various industries that are believed to benefit significantly from technological advances or improvements without regard to market capitalization.

               Vintage Bond Fund primarily invests in bonds, notes, and debentures of a wide range of domestic fixed-income security issuers.

               Participant loans are made to participants for hardship reasons only such as: to prevent foreclosure, to pay college tuition, to pay medical expenses not covered by insurance, and for other unforeseeable hardships as approved by the Committee.

                                       6
                                                                     (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

 (3)   Investments

       The following presents investments that represent 5% or more of the Plan's net assets:

                                                                               December 31,
                                                                      ---------------------------
                                                                           2000          1999
                                                                      ------------- -------------
       Vintage Equity Fund, 1,951,203 and 2,041,854 shares,
          respectively                                                $  38,126,818 $  46,778,879
       Employer Matching Contribution Stock Fund, AMCORE
          Financial, Inc. common stock, 911,371 and 1,272,552
          shares, respectively*                                          18,854,443    16,937,670
       Vintage Aggressive Growth Stock Fund, 614,729 and
          470,896 shares, respectively                                    8,446,386     8,730,411
       Vintage Balanced Fund, 456,573 and 543,595 shares,
          respectively                                                    6,410,285     8,637,723
       AMCORE Stable Asset Common Trust Fund, 330,777 and
          397,571 shares, respectively                                    7,005,862     7,927,570
       Vintage Limited Term Bond Fund, 617,674 and 747,041
          shares, respectively                                            6,028,501     7,208,949
       Vintage U.S. Government Obligation Fund, 5,832,903 and
          6,044,565 shares, respectively                              $   5,832,903 $   6,044,565
                                                                      ============= =============
       *Nonparticipant directed

       During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by ($12,346,893) and $5,765,467, respectively, as follows:

                                                                           2000           1999
                                                                      --------------  -------------
       AMCORE Financial, Inc. common stock                            $      295,003  $     859,022
       Shares of mutual funds                                            (10,509,155)     3,976,052
       Common Trust Fund                                                  (2,132,741)       930,393
                                                                      --------------  -------------

                                                                      $  (12,346,893) $  5,765,467
                                                                      ==============  ============

 (4)   Nonparticipant-directed Investments

       Information about the net assets and the significant components of the change in net assets relating to the nonparticipant-directed investments is as follows:

                                                                               December 31,
                                                                      ---------------------------
                                                                           2000          1999
                                                                      ------------- -------------
       Net assets - Employer Matching Contribution Stock
          Fund, AMCORE Financial, Inc. common stock                   $  18,854,443 $  16,937,670
                                                                      ============= =============

                                       7
                                                                     (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

                                                                       Years ended December 31,
                                                                      ---------------------------
                                                                           2000          1999
                                                                      ------------- -------------
       Changes in net assets:
          Contributions                                               $   2,628,718 $   2,951,521
          Net appreciation                                                1,316,560     1,755,953
       Benefits paid to participants                                     (2,028,440)   (1,181,429)
       Administrative expense                                                   (65)      (18,490)
                                                                      ------------- -------------

                                                                      $   1,916,773 $   3,507,555
                                                                      ============= =============

 (5)   Transactions with Related Party

       All Plan investments, except for the common stock of the employer, are shares of mutual funds, a common trust fund, and money market deposits which are managed by AMCORE Investment Group N.A., which is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest. Effective June 1, 2000, AMCORE Investment Group became the Trustee of the Plan. Until June 1, 2000, BISYS served as the Plan Trustee.

       Certain costs of administering the Plan are paid by AMCORE Financial, Inc. (Plan Sponsor), the sponsor. Administrative expenses totaled $59,682 and $160,039 for the years ended December 31, 2000 and 1999.

 (6)   Plan Termination

       Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net income or loss to the date of termination, less any distribution expenses and liquidation costs, shall be distributed proportionately to the participants' accounts and participants will be entitled to receive the value of their accounts.

 (7)   Participant Loans

       Participants are eligible to obtain loans from the Plan in the event of financial hardship as defined by the Plan. The loans are limited to the lesser of $50,000 or 50% of the accrued benefit of the participant under the Plan, excluding the participant's accrued benefit attributable to the basic retirement account. Participants' loans are charged interest at a rate which is based on prime at the date of the loan and is fixed for the life of the loan. The loans are collateralized by the participants' vested interest in the Plan.

 (8)   Income Tax Status

       The Internal Revenue Service has determined and informed the employer by letter dated April 28, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
       (IRC). The Internal Revenue Service has also determined and informed the Company by a letter dated April 28, 1995, that the Plan is qualified and trust established under the Plan is tax-exempt, under applicable sections of the Internal Revenue Code. The plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

                                       8
                                                                     (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


 (9)   Transfer of Assets from Merged Plan

       On March 5, 1999, the assets of the IMG Money Purchase Plan and the IMG Employee Stock Ownership Plan were merged with and into the Plan. The IMG Money Purchase Plan and the IMG Employee Stock Ownership Plan were administered by IMG, a company acquired by AFI during 1998.

       On June 30, 1999, the assets of the Baraboo Federal Bank, FSB 401(k) Profit Sharing Plan were merged with and into the Plan. The Baraboo Federal Bank, FSB 401(k) Profit Sharing Plan was administered by Baraboo Federal, FSB, a company acquired by AFI during 1998.

       On September 8, 1999, the assets of the Country Bank Shares Corp. 401(k) Profit Sharing Plan were merged with and into the Plan. The Country Bank Shares Corp. 401(k) Profit Sharing Plan was administered by Country Bank Shares Corp., a company acquired by AFI during 1997.

(10)   Additional Investments

       During 2000, AMCORE made two additional Mutual Funds available to plan participants: the Vintage Technology Fund and the Vintage Bond Fund.

                                                                      Schedule 1

                         AMCORE FINANCIAL SECURITY PLAN

                 Schedule of Assets Held for Investment Purposes

                                December 31, 2000


                                                       Number of
                                                       shares or
                                                       principal                       Current
            Description                                  amount          Cost           value
---------------------------------------------------   ------------ --------------  --------------
Common stock -
   AMCORE Financial, Inc. *                               911,371  $   17,521,411  $   18,854,443

Common trust fund -
   Stable Asset Common Trust Fund *                       330,777       6,739,605       7,005,862

Money market deposits                                      66,936          66,936          66,936

Mutual funds:
   Vintage Limited Term Bond Fund *                       617,674       5,920,492       6,028,501
   Vintage Balanced Fund *                                456,573       7,165,830       6,410,285
   Vintage Equity Fund *                                1,951,204      44,147,140      38,126,818
   Vintage Aggressive Growth Stock Fund *                 614,730      10,421,927       8,446,386
   Vintage Technology*                                    203,538       1,806,540       1,302,643
   Vintage Bond*                                            5,058          49,076          49,474
   Vintage U.S. Government
     Obligations Fund *                                 5,832,904       5,832,904       5,832,903
                                                                   --------------  --------------
           Mutual funds                                                75,343,910      66,197,010

Participants' loans                                       151,557         151,557         151,557
                                                                   --------------  --------------

           Total investments                                       $   99,823,419  $   92,275,808
                                                                   ==============  ==============

* Asterisk denotes an investment in an entity which is a "party-in-interest" as defined by ERISA.


See accompanying independent auditors' report.

[KPMG LETTERHEAD]


                        Consent of Independent Auditors'
                        --------------------------------


The Board of Directors
AMCORE Financial, Inc.

We consent to incorporation by reference in the Registration Statement (No. 33-10446) on Form S-8 of AMCORE Financial, Inc. of our report dated June 20, 2001, relating to the statement of net assets available for benefits of the AMCORE Financial Security Plan as of December 31, 2000 and 1999, the related statements of changes in net assets available for plan benefits for the years then ended and the schedule of assets held for investment purposes as of December 31, 2000 which report appears in the December 31, 2000 annual report on Form 11-K of AMCORE Financial, Inc.


                                  /s/ KPMG LLP


Chicago, Illinois
June 20, 2001